1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

March 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Szilagyi

Re:  RBC Funds Trust (File No. 811-21475) (the “Trust”)

Dear Mr. Szilagyi:

Thank you for your telephonic comments received on January 23, 2024, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Trust filed on Form N-CSR relating to the fiscal year ended September 30, 2023 (the “Annual Reports”) and certain other filings made by the Trust on behalf of certain series (each, a “Fund”). Below, we provide the staff’s comments and our responses to such comments. Any changes will be reflected in the next such filing, except to the extent otherwise noted.

Comment 1.

The hypothetical expense example for the RBC BlueBay U.S. Government Money Market Fund Class A shares (p. 35) does not appear to be calculated based on the total number of days in the six-month period. Please explain why the total number of days in the six-month period was not used to calculate the hypothetical expense example for this share class.

Response 1.  The number of days in the six-month period since the share class’s inception was used for the calculation of the hypothetical expense example rather than the total number of days in the six-month period. The Trust confirms that future filings will use the total number of days in the six-month period to calculate the hypothetical expense example.

Comment 2.	For the tables, charts, and graphs for a Fund that invests significantly in derivatives, consider disclosing that the tables, charts, and graphs do not reflect exposure to derivatives.

Response 2. In future filings, a Fund with significant investments in derivatives will include disclosure as a footnote to the applicable tables, charts, and/or graphs noting that the Fund’s investments in derivatives are not reflected.

Comment 3.

The RBC BlueBay Impact Bond Fund and RBC BlueBay Strategic Income Fund each had exposure to derivatives during the last fiscal year. However, the Management’s Discussion of Fund Performance (“MDFP”) does not discuss the impact of the derivatives on Fund performance. If the performance of a Fund was materially affected by derivatives, such effect should be discussed in the MDFP. Please explain why no discussion of derivatives was included in the MDFP.

Response 3. The Trust confirms that neither Fund’s performance was materially affected by derivatives during the last fiscal year.

Comment 4.

The RBC BlueBay Emerging Market Debt Fund is classified in its registration statement as a “non-diversified company,” however, it appears that the Fund has been operating as a “diversified company.” If this has been the case for more than three years, please confirm that the Fund will obtain shareholder approval before changing its classification back to a non-diversified company.

Response 4. The Trust confirms that if the RBC BlueBay Emerging Market Debt Fund has been operating as a diversified fund for three consecutive years, the Fund will request shareholder approval to revert its status to non-diversified and will make the appropriate updates to the Trust’s registration statement.

Comment 5.

We note that, per the response to Item B.10 of Form N-CEN, there were matters submitted to security holders’ vote during the reporting period. Please explain why the required disclosures about this vote were not disclosed on Form N-CSR.

Response 5. The Trust will file an amended Form N-CSR that will include the required disclosures.

Comment 6.	Please review EDGAR for any Fund that has merged or liquidated, if any, and confirm that the Fund’s status on EDGAR has been changed from active to inactive.

Response 6. The Trust confirms that EDGAR has been updated to identify any Funds that are no longer operating.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304.

Best regards,

/s/ Stephen T. Cohen
Stephen T. Cohen

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